UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(CHECK ONE):	[ ] Form 10-K	[ ] Form 20-F	[ ] Form 11-K	[X] Form 10-Q	[ ] Form N-SAR

For Period Ended:	February 25, 2024

[ ]	Transition Report on Form 10-K
[ ]	Transition Report on Form 20-F
[ ]	Transition Report on Form 11-K
[ ]	Transition Report on Form 10-Q
[ ]	Transition Report on Form N-SAR
For the Transaction Period Ended:

READ INSTRUCTION (ON BACK PAGE) BEFORE PREPARING FORM. PLEASE PRINT OR TYPE .
NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Lifecore Biomedical, Inc.
Full Name of Registrant

Landec Corporation
Former Name if Applicable

3515 Lyman Boulevard
Address of Principal Executive Office (Street and Number)

Chaska, Minnesota 55318
City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X]	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
[ ]	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
[ ]	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Lifecore Biomedical, Inc. (the “Company”) could not complete the filing of its Quarterly Report on Form 10-Q for the period ended February 25, 2024 (the “Third Quarter Form 10-Q”). On March 20, 2024, the Company finalized the restatement of its previously issued consolidated financial statements as of and for the fiscal years ended May 29, 2022 and May 30, 2021 included in the Company’s Annual Report on Form 10-K/A filed with the Securities and Exchange Commission (the “SEC”), the Company’s unaudited consolidated financial statements as of and for the periods ending August 30, 2020, November 29, 2020, February 28, 2020, August 29, 2021, November 28, 2021, February 27, 2022, August 28, 2022, November 27, 2022 and February 26, 2023 included in the Company’s Quarterly Reports on Form 10-Q filed with the SEC and furnished on Form 8-K with the SEC on August 31, 2023(collectively, the “Non-Reliance Periods”) and the filing of the Annual Report on Form 10-K for the fiscal year ended May 28, 2023 (the “2023 Form 10-K”), which delay could not have been eliminated by the Company without unreasonable effort and expense. Following the filing of the 2023 Form 10-K, on March 20, 2024, Ernst & Young LLP (“EY”), the Company’s independent registered public accounting firm for the fiscal year ended May 28, 2023, notified the Company had determined that it declined to stand for reappointment as the Company’s independent registered public accounting firm for the Company’s fiscal year ending May 26, 2024. The Company and its Audit Committee have initiated discussions with other independent registered public accounting firms in order to engage a new independent registered public accounting firm, while also continuing to finalize the Company’s Quarterly Reports on Form 10-Q for the periods ended August 27, 2023 and November 26, 2023 (the “First and Second Quarter Form 10-Qs”), which delay could not have been eliminated by the Company without unreasonable effort and expense.

The Company does not expect to file the Third Quarter Form 10-Q on or before the expiration of the five calendar day extension period provided in Rule 12b-25 of the Securities Exchange Act of 1934, as amended. The Company plans to file the Third Quarter Form 10-Q as soon as practicable following the appointment of its new independent registered public accounting firm and the completion and filing of the First and Second Quarter Form 10-Qs.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

John D. Morberg	952	368-4300
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

[ ] Yes	[X] No
The Company has not yet filed its Quarterly Report on Form 10-Q for the period ended August 27, 2023 nor its Quarterly Report on Form 10-Q for the period ended November 26, 2023.

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[X] Yes	[ ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

See Part III and the 2023 Form 10-K regarding the restatement of the financial statements for the Non-Reliance Periods.

Disclosure Regarding Forward-Looking Statements

This Notification of Late Filing on Form 12b-25 contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Words such as “expect,” “will,” “anticipates,” “estimates” and variations of such words and similar future or conditional expressions are intended to identify forward-looking statements. These forward-looking statements include, but are not limited to, statements regarding our expectations regarding the timing of the engagement of a new independent registered public accounting firm, and the filing of the First and Second Quarter Form 10-Qs or the Third Quarter 10-Q, which reflect the Company’s expectations based upon currently available information and data. Because such statements are based on the Company’s current expectations and are not statements of fact, actual results may differ materially from those projected or estimated and you are cautioned not to place undue reliance on these forward-looking statements. These forward-looking statements are not guarantees of future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside the Company's control, that could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements. The Company disclaims and does not undertake any obligation to update or revise any forward-looking statement in this report, except as required by applicable law or regulation.

Lifecore Biomedical, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: April 8, 2024	By:	/s/ John D. Morberg
John D. Morberg, Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)